UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 2049

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 30, 2025

(date of earliest event reported)

For

FIRSTVITALS, INC.

A Delaware Corporation	I.R.S. E.I.N. 99-4891274

2605 Camino Tassajara #2500 | Danville, CA 94526

800-922-8844 ext 8888

ernie.lee@firstvitals.com

COMMON STOCK

Item 1. Fundamental Changes

Share Purchase Agreements with IntroMedic Co., Ltd. and Port Hamilton Investment Association.

On September 30, 2025, FirstVitals, Inc. (the “Company”) entered into two Share Purchase Agreements with the purpose of acquiring a majority interest in IntroMedic Co., Ltd. a corporation incorporated under the laws of the Republic of Korea (“IntroMedic”). IntroMedic is a manufacturer and distributor of the MiroCam, a video capsule used for endoscopy procedures. In the aggregate, the Company will acquire 51.1% of the effective voting rights of the Company. This effective control is comprised of ownership of 43.2% of the outstanding common shares of the Company and acquisition of the voting rights of an additional 9.8% of the common shares.

Pursuant to the first Share Purchase Agreement, the Company will acquire 32,719,500 newly issued common shares (representing 43.2% of the outstanding common stock) from IntroMedic in three tranches. On November 14, 2025, the Company will acquire 13,333,333 common shares for 3,999,999,900 Korean Won (KRW)(approximately $2,857,143.00). All conversions of KRW to USD$ are as of September 30, 2025. On December 30, 2025, the Company will acquire 15,386,167 common shares for KRW 4,615,850,100 (or approximately $3,297,035.00) and 4,000,000 common shares for KRW 1,200,000,000 (approximately $857,143.00). The company has deposited 430,000,000 (approximately $307,142.00).

Pursuant to the second Share Purchase Agreement, the Company will acquire 2,727,273 outstanding shares of IntroMedic from Port Hamilton Investment Association (“PHIA”), and the voting rights to 1,489,594 common shares of IntroMedic retained by PHIA. The purchase price for these shares and rights is KRW 3,000,000,000 (or $2,142,857.00).

There are various conditions that must be satisfied on or before October 30, 2025 prior to the Company’s obligation to acquire the common shares of IntroMedic described herein (unless waived by the Company). These include 1) delivery of the proxy voting agreement by PHIA associated with the 1,489,594 common shares of IntroMedic; 2) resignation letters from the existing Board of Directors and auditor of IntroMedic; 3) delivery of a certificate indicating all IntroMedic taxes have been paid; 4) delivery of a statement of liabilities of IntroMedic; and 5) delivery of a IntroMedic corporate resolution authorizing a shareholder meeting to appoint directors and an auditor nominated by the Company. IntroMedic has agreed not to enter into any material contracts or allow any disbursements exceeding KRW 6,750,000 unless approved by the Company. IntroMedic also warrants that the Company shall have a cash balance no less than KRW 530,000,000 as of November 15, 2025. Separately, prior to November 12, 2025, PHIA has agreed to acquire 1,807,228 common shares of IntroMedic from Spring Nine Co., Ltd, currently IntroMedic’s second largest shareholder, and assign all voting rights associated with those common shares to the Company.

If IntroMedic shall breach the Share Purchase Agreement, the Company shall be entitled to damages, and all funds paid by the Company shall be returned to the Company with statutory interest at the rate of 6% (six percent) per annum and PHIA shall assign and transfer all its IntroMedic shares to the Company. If the Company shall breach a Share Purchase Agreement, it shall be liable for any damages and in addition, all funds paid by the Company shall be forfeited and applied as consideration for the purchase of the IntroMedic shares held by PHIA. Both Share Purchase Agreements are governed by the laws of the Republic of Korea.

The Company was listed on the KOSDAQ Market of the Korea Exchange on December 19, 2013. However, on May 13, 2025, the KOSDAQ Listing Committee resolved to delist the Company. The Company filed an injunction with the Seoul Southern District Court on May 14, 2025, to suspend the effectiveness of the delisting decision. Until the court rules on the injunction, trading of the shares remains suspended.

Item 8. Certain Unregistered Sales of Equity Securities

Promissory Note with Dr. Steven Gest

The Company issued a Series A Convertible Promissory Note to Dr. Steven Gest on October 2, 2025, in the amount of $250,000 (the “Series A Note”). This Series A Note accrues interest at ten percent (10%) per annum and the principal and interest shall be due on March 17, 2028. This Series A Note is convertible by the Company into common shares of the Company upon an initial public offering or upon an equity financing transaction that raises in excess of $30 million dollars. The conversion price would be discounted at fifty percent (50%) of the common share price established in the initial public offering or equity financing transaction. This Series A Note was issued pursuant to an exemption from registration found in Section 4(a)(2) and Regulation D Rule 506(b). Dr. Steven Gest is an accredited investor and the Company did not make a general solicitation of the Series A Note.

EXHIBITS

Exhibit Index

EX1U 1.2	September 30, 2025 Share Purchase Agreement with IntroMedic Co., Ltd.
EX1U 1.3	September 30, 2025 Share Purchase Agreement with Port Hamilton Investment Association
EX1U 6.7	October 2, 2025 Series A Convertible Promissory Note to Dr. Steven Gest.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FirstVitals, Inc.

(Exact name of issuer as specified in its charter)

By: /s/ Ernest Lee

Chief Executive Officer

Chairman of the Board of Directors

October 30, 2025